FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16 of

the Securities Exchange Act of 1934

For the month of September 2012

CGG-Veritas

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

    Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

    Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGGVeritas Announces Acquisition of Fugro’s Geoscience

Division and the Creation of Strategic Partnerships

Transforming CGGVeritas into a Leading Integrated Geoscience Company

Paris – September 24, 2012

CGGVeritas announced today that it has entered into an agreement with Fugro to acquire Fugro’s Geoscience Division, excluding the existing Multi-Client library and nodes businesses.

With this transformative agreement, CGGVeritas will become a fully integrated Geoscience company establishing a leading position in the fast growing high-end integrated geology and geophysics and reservoir market. The transaction will also strengthen and extend its existing equipment and acquisition businesses, in particular with the addition of four high-end 3D vessels.

The agreement also includes strategic partnerships which will benefit from the leading positions both parties have in their respective markets:

•	The creation of a Seabed Joint-Venture, a focused global leader in the rapidly growing Seabed acquisition market, which will be 60%-owned by Fugro after payment of €225 million to CGGVeritas.

•	A commercial agreement for CGGVeritas to sell Fugro’s existing Multi-Client data, which remains owned by Fugro.

•	A global strategic technical and commercial mutual preferred supplier agreement.

The gross amount of the transaction is €1.2 billion, to be paid in cash and expected to be financed with 1/3 of equity and 2/3 from debt and Seabed JV share proceeds, structured to maintain our current credit ratings. As soon as possible, CGGVeritas intends to launch a capital increase with a Rights Issue. The debt will be financed by a bridge loan. The transaction is expected to be accretive from 2013 and enable steadier cash generation from the integrated Group.

The transaction has been approved by both the CGGVeritas and Fugro Boards of Directors.

The completion of the transaction is subject to mandatory anti-trust clearances, work councils consultation processes and other customary conditions. Closing is targeted before year-end.

Jean-Georges Malcor, Chief Executive Officer of CGGVeritas said:

“I am very enthusiastic about the transaction. It perfectly fits our strategy, significantly increasing our integrated geology and geophysics, reservoir characterization and development capabilities, along with strengthening our core equipment and acquisition offer in particular with immediate access in marine to high end vessels at a time of market recovery. It also extends our service range to new customers and additional markets such as airborne. The acquired business of Fugro’s Geoscience Division fully complements our products and services and enables us to better serve our clients across the complete exploration to production value chain.

Fugro’s technology and talented people are an excellent addition to our team and I look forward to welcoming them to CGGVeritas. With an expanded technology portfolio, a stronger industry position and our combined expertise, we will create an integrated company with leading capabilities in geoscience, equipment, and acquisition.

Moreover, the agreement creates a strategic partnership that combines the strengths of CGGVeritas and Fugro, including the establishment of a new Seabed acquisition Joint Venture that immediately becomes a focused market leader in this very promising and dynamic market segment.

This step change transaction is expected to accelerate profitable growth, cash generation and increase the resiliency of the business. The proposed financing structure will enable our shareholders to fully benefit from this transaction which is expected to be accretive from 2013.

Transformed into an integrated Geoscience company, CGGVeritas will be well positioned to deliver greater value to our clients and shareholders and provide more opportunities for our employees.”

Strategic Rationale of the Agreement

CGGVeritas establishes a leading position in the high-tech integrated geology & geophysics and reservoir characterization market

•	A major step forward in field development and in reservoir capabilities, with strong recognized brands and immediate access to new clients

•	An accelerated move to a less cyclical business and low capital intensive geoscience consulting services

•	The addition of high-tech reservoir characterization and modeling software and services, complementing the Hampson-Russell business

•	Provision of high-end integrated solutions from exploration to production

…while strengthening and extending its existing businesses

•	Immediate access to high-end Marine vessels at a time of market recovery. A sound alternative to new builds while keeping industry capacity constant

•	Creation with our partner Fugro of a global leader in the rapidly growing Seabed Acquisition services market

•	An increased Multi-Client footprint through access to new libraries and reinforced marketing teams

•	A complementary position in equipment with the De Regt products

•	The addition of high skilled personnel where expertise is a key success factor

•	The addition of acquisition services businesses: Airborne, Marine EM, Marine Magnetics & Gravity

…and benefiting from synergies

•	Scale savings and incremental productivity of the global fleet

•	Technology and commercial leverage across the geosciences

•	Additional sales expected from the preferred supplier agreement

CGGVeritas and Fugro Employees

The transaction involves highly skilled employees located around the world. Approximately 2500 employees will join CGGVeritas from Fugro and approximately 230 from CGGVeritas will join the Seabed Joint Venture. Both parties have agreed to honor all existing labor rights and agreements. Applicable consultations with the employee representation groups will be undertaken by both parties.

Combined Financials

For the twelve month period ended 31 December 2011, Fugro’s Geoscience Division, excluding the Multi-Client Library and Ocean Bottom Nodes businesses, generated revenue of $1.0 billion and EBITDAS of $161 million.

Combined Group 2011 pro forma revenue was $4.2 billion with EBITDAS of $1.0 billion.

For the six month period ended 30 June 2012, Fugro’s Geoscience Division, excluding the Multi-Client Library and Ocean Bottom Nodes businesses, generated revenue of $493 million and EBITDAS of $109 million.

Combined Group first half of 2012 pro forma revenue was $2.1 billion with EBITDAS of $548 million.

After the transaction, the pro forma net debt to equity ratio would be 55% as of end of June 2012. Based on our full year 2012 positive net free cash flow expectation as communicated to the market after our Q2 results, the same pro forma net debt equity ratio as of end of 2012, would be 49%.

Overview of Fugro’s Geoscience Division Acquired by CGGVeritas

•

Exploration & Geology: The leading Robertson brand combines key disciplines of seismic and non-seismic geophysics with specialist geological expertise to deliver Geological Data Analysis, Wellsite Services, Petroleum Training, Integrated Geology and Geophysics services, Reservoir Engineering, Economics and Advisory Services to its clients worldwide.

•

High-End Reservoir Characterization: With differentiated and leading proprietary technologies and well established brands such as Jason, Powerlog and E-Plus, this activity assists clients in characterizing and developing reservoirs through the integration of geological and geophysical data and the application of advanced software technology.

•	Processing: Provides high-end seismic data processing services worldwide from 13 processing centers.

•	Data Management: Data conditioning and software. Physical warehousing and asset management solutions. Consultancy services.

•

Marine Fleet: A fleet of seven vessels, including four new high-end 12+ streamer vessels equipped with Sercel products and designed to operate in the most challenging offshore areas and capable of towing up to 16 streamers.

•

Marine Gravity & EM: Highly specialized remote sensing capabilities. New technologies have been developed for acquiring gravity and EM data in conjunction with 3D seismic adding value to data processing and interpretation.

•

Airborne Geophysical: A leading provider of airborne geophysical services and data with a fleet of specialized aircraft (including 35 fixed-wing aircraft and 10 helicopters) that it uses to acquire high-quality electromagnetic, magnetic, gravity and radiometric data worldwide.

•	Equipment: De Regt Marine Cables designs and manufactures custom-engineered, specialty, dynamic cable solutions mainly for subsea applications in oil and energy, defense and seismic exploration.

Strategic Joint Venture in Seabed Acquisition Services

•	The JV will be owned 60% by Fugro and 40% by CGGVeritas.

•	CGGVeritas will contribute its Shallow Water, Ocean Bottom Cable and Permanent Reservoir Monitoring services along with its Ocean Bottom Node business.

•	Fugro will contribute its Ocean Bottom Node business and pay €225 million to CGGVeritas, which will be used towards the purchase of Fugro’s Geoscience Division.

Commercial Agreement to Sell Fugro’s Multi-Client Library

•	CGGVeritas will act as a non-exclusive broker of Fugro’s existing multi-client library and receive commission fees on all Multi-Client sales.

•

CGGVeritas will gain access to a broader range of client contacts and exposure to complementary and high potential regions such as Australia and North West Europe, including the Barents Sea, while reinforcing its sales force.

Strategic Technical and Commercial Partnership

•

The partnership includes a global technical and commercial agreement under which CGGVeritas and Fugro grant each other preferred supplier status for certain products and services required for the operation of their respective businesses.

•	Seabed JV products and services will be preferably supplied by CGGVeritas and Fugro.

•	The parties will also pursue special projects around new technologies.

Other Information

Today Monday 24th of September, CGGVeritas will host two conference calls. The phone numbers are below:

•	A French language conference call is scheduled at 9:30am (Paris), 8:30am (London).

To take part in the French language conference call, simply dial in 5 to 10 minutes prior to the scheduled start time.

- France call-in	+33 1 70 77 09 27
- International call-in	+44 808 238 17 69
- Replay	+33 1 72 00 15 01 or +44 203 367 94 60
Code: 278309#

•	An English language conference call is scheduled at 3:00pm (Paris), 2:00pm (London), 8:00am (US CT), 9:00am (US ET).

To take part in the English language conference call, simply dial in 5 to 10 minutes prior to the scheduled start time.

- US Toll-Free	1-866-652-52-00
- International call-in	1-412-317-60-60
- Replay	1-877-344-7529 or 1-412-317-0088
Code: 10009286

This document and other presentation materials will be on our website at: www.cggveritas.com

About CGGVeritas

CGGVeritas (www.cggveritas.com) is a leading international pure-play geophysical company delivering a wide range of technologies, services and equipment through Sercel, to its broad base of customers mainly throughout the global oil and gas industry.

CGGVeritas is listed on the Euronext Paris (ISIN: 0000120164) and the New York Stock Exchange (in the form of American Depositary Shares, NYSE: CGV).

Contacts:
Investor Relations:	Group Communications:
Christophe Barnini	Antoine Lefort
Tel: +33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: invrelparis@cggveritas.com	E-Mail:
media.relations@cggveritas.com

Disclaimer

No communication or information relating to this transaction may be distributed to the public in any jurisdiction in which registration or approval is required. No action has been (or will be) undertaken in any jurisdiction outside of France where such steps would be required. The subscription for or purchase of securities of CGGVeritas may be subject to legal or statutory restrictions in certain jurisdictions. CGGVeritas assumes no responsibility for any violation of such restrictions by any person. The distribution of this press release in certain jurisdictions may be restricted by law. This press release does not constitute an offer for sale of securities.

This press release does not constitute a prospectus within the meaning of Directive 2003/71/EC as amended by Directive 2010/73/EU to the extent that such amendments have been implemented in a Member State of the European Economic Area (the “Prospectus Directive”).

The rights issue will be open to the public in France pursuant to a prospectus having received the visa of the French Autorité des marchés financiers (the “AMF”) and prepared in accordance with the Prospectus Directive.

With respect to each Member State of the European Economic Area other than France which has implemented the Prospectus Directive (the “Member State”), no action has been undertaken or will be undertaken to make an offer to the public of securities requiring a publication of a prospectus in any Member State. As a result, the new shares of CGGVeritas may only be offered in Member States (a) to any legal entity which is a qualified investor as defined in the Prospectus Directive; or (b) to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive); or (c) in any other circumstances falling within Article 3(2) of the Prospectus Directive.

The distribution of this press release has not been made or authorised by an authorised person within the meaning of Section 21 of the Financial Services and Markets Act 2000. This press release is only directed at (i) persons who are not located in the United Kingdom, (ii) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”); or (iii) persons falling within Article 49(2)(a) to (d) (high net worth entities, non incorporated associations, etc.) of the Order, or (iv) persons to whom an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) (the “FSMA”) in connection with the issue or sale of securities may otherwise lawfully be communicated or caused to be communicated (all such persons mentioned in paragraphs (i), (ii), (iii) and (iv) above, together being referred to as “Relevant Persons”). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged only with Relevant Persons. Any person that is not a Relevant Person should not act or rely on this press release or any of its contents. This press release does not constitute a prospectus and has not been approved by the Financial Services Authority or by another United Kingdom regulatory authority falling within Section 85 of the FSMA.

This press release does not constitute an offer or invitation to sell or purchase, or any solicitation of any offer to purchase or subscribe for, any preferential subscription rights or new shares of CGGVeritas in the United States. Securities may not be offered, subscribed or sold in the United States absent registration under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements thereof. The shares of CGGVeritas and rights in respect thereof have not been and will not be registered under the U.S. Securities Act and CGGVeritas does not intend to make a public offer of its securities in the United States.

This press release and the information contained herein do not constitute either an offer to sell or purchase or the solicitation of an offer to sell or purchase the CGGVeritas shares or preferential subscription rights.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN CGG VERITAS’ REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Compagnie Générale de Géophysique - Veritas has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date September 24th, 2012	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Senior EVP